UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On August 14, 2023, an Annual and Special General Meeting of Shareholders of SaverOne 2014 Ltd. (the “Company”) approved each of the eight proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Annual and Special General Meeting of Shareholders, dated July 7, 2023, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 14, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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